Menlo Therapeutics, Inc.

200 Cardinal Way, 2nd Floor

Redwood City, California 94063

January 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Menlo Therapeutics, Inc. Registration Statement on Form S-4 (File No. 333-235351)
Request for Acceleration of Effectiveness
Requested Date: January 7, 2020
Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Menlo Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-235351), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Time on January 7, 2020, or as soon as possible thereafter. The Registrant hereby authorizes Mark V. Roeder, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Mr. Roeder at (650) 463-3043, or in his absence Miles P. Jennings, of Latham & Watkins LLP, at (650) 463-3063. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Latham & Watkins LLP, attention: Mark V. Roeder, via facsimile at (650) 463-2600.

Very truly yours,

Menlo Therapeutics, Inc.

/s/ Steven L. Basta
Steven L. Basta
President and Chief Executive Officer

cc:	Mark Roeder, Latham & Watkins LLP
Miles Jennings, Latham & Watkins LLP
Steven Basta, Menlo Therapeutics, Inc.
Kristine Ball, Menlo Therapeutics, Inc.
Ronald Krasnow, Menlo Therapeutics, Inc.
Mutya Fonte Harsch, Foamix Pharmaceuticals, Ltd.
Marie Gibson, Skadden Arps Slate Meagher & Flom LLP